May 13, 2026

David Phipps
Chief Executive Officer
NextPlat Corp
400 Ansin Blvd, Suite A
Hallandale Beach, FL 33009

        Re: NextPlat Corp
            Registration Statement on Form S-3
            Filed May 6, 2026
            File No. 333-295602
Dear David Phipps:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Marion Graham at 202-551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology